SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Air France-KLM Sign a Long-Term Strategic Partnership

São Paulo, February 19, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest, low-cost and low-fare airline in Latin America, announces it signed an exclusive long term strategic partnership for commercial cooperation with Air France-KLM, subject to the approval of the antitrust authorities (CADE).

The agreement includes expanded codesharing, enhanced joint sales activities and more benefits for customers based on our both frequent flyer programs in Brazilian and European markets. This partnership follows the successful strategic cooperation between GOL and Delta Airlines, the main partner of Air France-KLM, implemented since 2011.

As part of this agreement, Air France-KLM will invest $100 million in GOL. This amount will comprise an investment in GOL’s preferred shares for $52 million, at an issuance price equivalent to US$12.23 per share.  The total amount and the terms and conditions of the share issuance is subject to the approval of the GOL’s Board of Directors, and will be more fully described in the Notice to Shareholder (Aviso aos Acionistas). In addition, Air France-KLM will fund $48 million for purposes of enhancing the effectiveness of the strategic commercial partnership.

"The agreement signed today with Air France-KLM, one of the largest companies in Europe, confirms GOL's strategy of seeking strong partnerships, and expanding the supply of services and destinations to customers of both companies. Europe is one of the most popular destinations for Brazilians, and this alliance will bring unique benefits and opportunities." said Paulo Kakinoff, GOL’s CEO.

"We are excited to join forces with GOL, a leading carrier in Brazil. We are confident that this comprehensive partnership will create strategic, long term value for both our groups and customers, and significantly enhance Air France-KLM’s commercial position in the region. Brazil, the host country of the upcoming World Cup and the 2016 Olympic Games, benefits from growing business and leisure traffic volume. This collaboration confirms our strategy to establish deep and long-lasting partnerships in regions with relevant growth potential." said Alexandre de Juniac, Chairman and CEO of Air France-KLM.

This exclusive strategic partnership will provide greater coordination between the networks to increase the number of connecting opportunities between Europe and Brazil. The codesharing between Air France-KLM and GOL flights will be extended to flights operated by Air France and KLM between Europe and Brazil as well as flights operated by GOL in Brazil. Air France will operate as of March 31, 2014, a new route to Brasilia with three weekly flights. Air France intends to operate a regular service between Paris-Charles de Gaulle and São Paulo by Airbus A380 as soon as the airport receives the authorization from the authorities. All these flights will connect to the GOL network with over 51 domestic destinations.

1	GOL Linhas Aéreas Inteligentes S.A

GOL and Air France-KLM Sign a Long-Term Strategic Partnership

Customers will be able to benefit from shorter trip times, better connections and assistance throughout their trip. They will also be able to earn and redeem miles on all flights. Companies will be able to sign joint agreements between Air France-KLM and GOL in order to optimize the management of their business trips. An enhanced coordination of sales teams will be introduced on the European and Brazilian markets.

Camiel Eurlings, President & CEO of KLM, will be member of the Alliance Committee of the Board of directors of GOL.

Air France-KLM is one of the founding members of the international airline alliance, SkyTeam. The transaction does not envisage GOL’s adherence to a Global Alliance, and it is aligned with the Company's goal of seeking out long-term strategic partnerships and strengthening its capital structure, with a focus on creating value for its shareholders.

Due to the closing of the strategic partnership, the Company will host an investor conference call today, and will make an exceptional filing of its calendar of events to include the call.

Conference Call

Portuguese	English
February 19, 2014	February 19, 2014
7:30 p.m. (Brasilia time)	8:00 p.m. (Brasília time)
5:30 p.m. (New York time)	6:00 p.m. (New York)
Phone: +55 (11) 2188-0155	Phone: +1 (412) 317-6776
Code: GOL	Code: GOL
Replay available until 02/26: +55 (11) 2188-0155	Replay available until 02/26: +1 (412) 317-0088
Code: GOL	Code: 10041726
Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=2158	Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=2159

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GOL and Air France-KLM Sign a Long-Term Strategic Partnership

About Airfrance KLM

Air France-KLM is a major player in the airline industry. The Group operates the leading long-haul network on departure from Europe, with a fleet of 573 aircraft Air France-KLM serves 253 destinations in 105 countries worldwide. It has the most extensive route network between Europe and the rest of the world, which is efficiently coordinated and balanced around the Roissy-Charles de Gaulle and Amsterdam-Schiphol airports. Air France-KLM is one of the founding members of the international airline alliance, SkyTeam, which enables it to extend and consolidate its reach across 187 countries. More than 100,000 employees contribute to the dynamism of the business, of which the main activities are passenger transport, cargo transport and aeronautical maintenance. The Group is also developing ancillary activities such as catering and leisure transport subsidiaries: transavia.com and transavia.fr. The Flying Blue frequent flyer programme is leader in Europe and has over 21 million members. Together with their partners Delta and Alitalia, Air France and KLM operate the largest transatlantic joint venture with over 250 daily flights. While implementing Transform 2015, its three-year transformation plan (2012-14), the Group is pursuing its strategy of investment in products and customer service, reinforcement of its presence in growth markets, and development of its fundamental strengths. This strategy also includes a sustainable development policy based on respect of its commitments to environmental advances and social progress.

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GOL and Air France-KLM Sign a Long-Term Strategic Partnership

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir
+55(11)2128-4700

GOL. Linhas aéreas inteligentes.

This release contains forward-looking statements relating to the business prospects, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts • Edmar Lopes • André Carvalho • Gabriel Motta • Ana Troster • Jenifer Nicolini

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.